DynaMotive Technology Meets Internationally Recognized Green Requirements
West Lorne Electricity Generation Awarded EcoLogo[M] Certification

DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that the Canadian Federal Government's Environmental Choice[M] Program (ECP) has certified that the electricity produced at the West Lorne BioOil Cogeneration plant conforms to the Renewable Low-impact Electricity Guidelines. The EcoLogo[M], the ECP's symbol of approval, is designed to encourage the demand for and supply of products and services that are more environmentally responsible and to help consumers and organizations make informed choices and buy "green". The certification was awarded after an external auditor was sent to West Lorne where, following a detailed evaluation, it was confirmed that the 2.5 MW operation met the requirements set out by the program.

"We congratulate DynaMotive for their environmental commitment," said TerraChoice Vice President, Kevin Gallagher. "Through our third-party certification services, performed by professional auditors, we have verified that the electricity generated at the West Lorne facility is indeed "green". We've ensured that it was generated in a way that has less of an impact on our environment."

DynaMotive President and CEO, Andrew Kingston, commented that, "This EcoLogo[M] certification represents another milestone for DynaMotive in establishing the path to commercialization of its technology as the world leader in the pyrolysis oil market."

Canada's Environmental Choice[M] Program (ECP) is part of the Global Eco-labelling Network (GEN) and is internationally renowned for its stringent certification process. The program identifies performance criteria that represent environmental leadership in any given sector. A key aspect of the certification process is the requirement for third party verification of compliance to ECP criteria. Products and services that meet these criteria are certified by the Program and entitled to carry and display the EcoLogo[M]. The program is administered by TerraChoice Environmental Marketing.



Fig. 1 Environmental Choice[M] Program EcoLogo[M]

Renewable Low-impact Electricity means electricity that has been generated from renewable resources such as, wind, solar and photovoltaic, low-impact water, biomass and biogas. It has an environmental benefit over other electricity through a variety of means - displacing non-renewable fuels with renewable, more sustainable fuels; reducing air emissions that contribute to global warming, smog, acid rain and air-borne particulate pollution; reducing solid wastes; and reducing the impacts on our ecosystems.

About DynaMotive
DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural

energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char. For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000   Toll Free (in North America): 1-877-863-2268
Fax: (604) 267-6005
Email: info@dynamotive.com   Website: www.dynamotive.com